Condensed Consolidated Interim
Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$492,119	$531,916
Amounts receivable		82,110	92,161
Inventories		267,044	316,799
Other current assets	4	45,255	49,784
		886,528	990,660

Property, plant and equipment	5	1,240,895	1,272,792
Deferred income tax assets	10	61,800	61,900
Other non-current assets		6,056	10,557
		1,308,751	1,345,249
Total assets		$2,195,279	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$176,800	$199,433
Income tax payable		34,593	1,890
Other current liabilities	4	30,215	73,529
		241,608	274,852

Deferred income tax liabilities	10	18,172	8,719
Provision for reclamation	7	211,941	227,867
Other non-current liabilities		9,798	14,180
		239,911	250,766
Shareholders' equity
Share capital	11	871,053	886,479
Contributed surplus		33,216	29,564
Accumulated other comprehensive loss		(1,791)	(3,323)
Retained earnings		811,282	897,571
		1,713,760	1,810,291
Total liabilities and shareholders' equity		$2,195,279	$2,335,909
Commitments and contingencies (note 13)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)		2023	2022	2023	2022
(except per share amounts)	Notes

Revenue	6	$343,893	$179,013	$754,940	$641,890

Cost of sales
Production costs		186,801	131,950	544,638	416,526
Depreciation, depletion and amortization		42,537	14,456	84,362	79,884
Earnings from mine operations		114,555	32,607	125,940	145,480

Exploration and evaluation costs		19,520	21,426	58,466	43,035
Corporate administration		7,946	11,683	33,170	35,472
Care and maintenance expense		7,472	8,166	21,960	22,730
Reclamation recovery	7	(23,086)	(7,678)	(15,758)	(90,552)
Other operating expenses	8	2,839	3,167	24,748	10,287
Earnings (loss) from operations		99,864	(4,157)	3,354	124,508

Other non-operating (income) expenses	9	(7,840)	699	(12,185)	7,284
Finance costs		5,589	2,882	12,063	6,454
Earnings (loss) before income tax		102,115	(7,738)	3,476	110,770
Income tax expense	10	41,492	26,139	55,986	57,896
Net earnings (loss)		60,623	(33,877)	(52,510)	52,874

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	14	(6,159)	(18,674)	1,532	(8,947)
Other comprehensive (loss) income		(6,159)	(18,674)	1,532	(8,947)
Total comprehensive income (loss)		$54,464	$(52,551)	$(50,978)	$43,927

Earnings (loss) per share:
Basic	11	$0.28	$(0.14)	$(0.24)	$0.19
Diluted	11	$0.27	$(0.15)	$(0.25)	$0.17

Cash dividends declared per common share (C$)		$0.07	$0.07	$0.21	$0.21
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss)		$60,623	$(33,877)	$(52,510)	$52,874

Adjustments:
Depreciation, depletion and amortization		43,400	15,806	88,080	83,803
Reclamation recovery	7	(23,086)	(7,678)	(15,758)	(90,552)
Share-based compensation expense (recovery)		2,164	(2,847)	6,664	(1,080)
Finance costs		5,589	2,882	12,063	6,454
Income tax expense	10	41,492	26,139	55,986	57,896
Other		274	(3,318)	2,463	(2,175)
Income taxes paid		(6,722)	(1,502)	(11,824)	(54,868)
		123,734	(4,395)	85,164	52,352
Changes in working capital	12	42,824	(12,574)	14,995	(44,510)
Cash provided by (used in) operating activities		166,558	(16,969)	100,159	7,842

Investing activities
Property, plant and equipment additions		(22,159)	(18,530)	(51,046)	(65,435)
Acquisition of Goldfield project	16	(31,500)	—	(31,500)	(176,737)
Proceeds from disposition of property, plant and equipment		24	—	1,496	2,025
Decrease in restricted cash		3,424	—	—	—
Cash used in investing activities		(50,211)	(18,530)	(81,050)	(240,147)

Financing activities
Dividends paid	11	(11,148)	(11,743)	(33,779)	(36,193)
Payment of borrowing and financing costs		(2,457)	(535)	(3,530)	(1,657)
Repayment of lease obligations		(1,631)	(1,622)	(4,897)	(5,078)
Proceeds from common shares issued		185	170	1,647	2,115
Payment for common shares repurchased and cancelled	11	(11,012)	(93,340)	(18,347)	(93,340)
Cash used in financing activities		(26,063)	(107,070)	(58,906)	(134,153)
Increase (decrease) in cash during the period		90,284	(142,569)	(39,797)	(366,458)
Cash at beginning of the period		401,835	723,341	531,916	947,230
Cash at end of the period		$492,119	$580,772	$492,119	$580,772

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(52,510)	(52,510)
Other comprehensive income	—	—	—	1,532	—	1,532
Transactions with shareholders:
Repurchase and cancellation of shares - Normal Course Issuer Bid (“NCIB”) (note 11)	(3,114,300)	(18,347)	—	—	—	(18,347)
Share-based compensation expense	—	—	4,621	—	—	4,621
Issued on exercise of stock options	256,583	1,691	(505)	—	—	1,186
Issued under the employee share purchase plan	111,462	669	—	—	—	669
Issued on redemption of restricted share units	66,573	561	(464)	—	—	97
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(33,779)	(33,779)
Balance at September 30, 2023	215,748,999	$871,053	$33,216	$(1,791)	$811,282	$1,713,760

Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	52,874	52,874
Other comprehensive loss	—	—	—	(8,947)	—	(8,947)
Transactions with shareholders:
Repurchase and cancellation of shares (note 11)	(77,401,766)	(93,340)	—	—	—	(93,340)
Share-based compensation expense	—	—	1,193	—	—	1,193
Issued on exercise of stock options	302,701	2,110	(583)	—	—	1,527
Issued under the employee share purchase plan	85,107	691	—	—	—	691
Issued on redemption of restricted share units	35,983	257	(209)	—	—	48
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(36,193)	(36,193)
Balance at September 30, 2022	220,086,775	$893,813	$31,210	$(2,118)	$1,038,564	$1,961,469
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.
These financial statements were authorized for issuance by the Board of Directors of the Company on October 31, 2023.
3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact on its financial statements from this amendment.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	September 30, 2023	December 31, 2022
Other current assets
Current portion of derivative assets(1)	$8,266	$11,791
Receivable from Orion(2)	25,000	25,000
Prepaid insurance expenses	3,953	7,213
Deposits for consumable supplies	1,747	1,686
Marketable securities	2,920	830
Other	3,369	3,264
Total other current assets	$45,255	$49,784
Other current liabilities
Current portion of lease obligations	$5,113	$5,245
Current portion of derivative liabilities(1)	8,893	14,189
Current portion of provision for reclamation (note 7)	16,209	10,941
Deferred milestone payment (note 16)(3)	—	30,871
Deferred revenue(4)	—	12,283
Total other current liabilities	$30,215	$73,529
(1)Relates to the diesel, foreign exchange, and copper hedging contracts (note 14).
(2)Payment from the Orion Resource Partners (USA) LP (“Orion”) is receivable as part of the 2021 disposition of the Greenstone Partnership due December 2023.
(3)The deferred milestone payment related to the acquisition of the Goldfield Project was disbursed in September 2023 (note 16).
(4)Relates to an advance payment received on the gold and copper concentrate for which the control transferred to a customer in January 2023.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance September 30, 2023	$688,551	$479,208	$26,381	$46,755	$1,240,895
(1)Includes exploration and evaluation assets of $279.9 million related to the Goldfield Project and the Kemess Project.

During the nine months ended September 30, 2023, $53.8 million of additions were capitalized to PP&E while PP&E with a carrying value of $6.3 million was disposed of, including PP&E with a carrying value of $4.7 million relating to the disposal of non-core mineral properties.

During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of the Goldfield Project and associated transaction costs (note 16). During the year ended December 31, 2022, PP&E with a carrying value of $0.6 million was disposed of.
As at December 31, 2022, the Kemess Project’s carrying amount exceeded its estimated fair value less cost of disposal, and an impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the consolidated statements of (loss) earnings for the year ended December 31, 2022.
6. Revenue
Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Gold revenue	$229,908	$72,605	$361,296	$287,028
Copper revenue	47,433	58,788	138,211	198,467
Molybdenum revenue	64,704	57,892	252,143	182,680
Other by-product revenue(1)	5,163	4,275	14,842	11,783
Revenue from contracts with customers	$347,208	$193,560	$766,492	$679,958
Provisional pricing adjustment on concentrate sales(2)	(1,855)	(12,399)	(4,411)	(34,912)
Metal content adjustments on concentrate sales	(1,460)	(2,148)	(7,141)	(3,156)
Total revenue	$343,893	$179,013	$754,940	$641,890
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 15.0 million pounds of copper, 25,559 ounces of gold, and 103,582 pounds of molybdenum (September 30, 2022 - 25.0 million pounds of copper, 41,559 ounces of gold, and 133,402 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

7. Reclamation
a.Reclamation provision

The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	September 30, 2023	December 31, 2022
Balance, beginning of the period	$238,809	$337,480
Changes in cost estimates	18,551	60,980
Changes in inflation expectation	467	14,725
Changes in discount rate	(35,935)	(168,520)
Accretion	6,574	5,616
Liabilities settled	(222)	(3,926)
Foreign exchange revaluation	(94)	(7,546)
Balance, end of the period	$228,150	$238,809
Current portion of reclamation provision	$16,209	$10,942
Non-current portion of reclamation provision	211,941	227,867
Total provision for reclamation	$228,150	$238,809
b.Reclamation recovery

Reclamation recovery recognized in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss) for the three months ended September 30, 2023 was $23.1 million (reclamation recovery of $7.7 million for the three months ended September 30, 2022). The recovery was primarily attributable to a change in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine, Thompson Creek Mine and the Kemess Project, partially offset by the increase in estimated undiscounted reclamation cash flows at the Endako Mine which mainly related to the inclusion of long-term water treatment solution.

Reclamation recovery recognized in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss) for the nine months ended September 30, 2023 was $15.8 million (reclamation recovery of $90.6 for the nine months ended September 30, 2022). The recovery was primarily attributable to a change in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project, partially offset by the increase in estimated undiscounted reclamation cash flows at the Endako Mine which mainly related to the inclusion of long-term water treatment solution.

The range of changes in the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	Three months ended September 30,						Nine months ended September 30,
	2023			2022			2023			2022
Change in nominal risk-free interest rate applied	0.47%	-	0.88%	(0.03)%	-	0.51%	0.46%	-	0.76%	1.89%	-	3.11%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Other operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Selling and marketing(1)	$2,801	$2,542	$9,225	$9,005
Öksüt Mine standby costs(2)	—	—	15,380	—
Other, net	38	625	143	1,282
Other operating expenses	$2,839	$3,167	$24,748	$10,287
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended early June 2023.
9. Other non-operating (income) expenses

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest income(1)	$(5,241)	$(2,703)	$(13,780)	$(4,480)
Foreign exchange gain	(4,795)	(2,739)	(1,651)	(5,017)
Kumtor Mine litigation and related costs(3)	—	5,340	—	15,010
Other expenses(2)	2,196	801	3,246	1,771
Other non-operating (income) expenses	$(7,840)	$699	$(12,185)	$7,284
(1)Primarily includes interest on bank term deposits.
(2)Includes $1.5 million loss on disposal of non-core properties, a mark-to-market adjustment related to non-hedge derivatives and a revaluation loss on marketable securities during the nine months ended September 30, 2023.
(3)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and related consulting costs that were all completed in 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Current income tax expense (recovery)	$36,513	$(1,421)	$46,433	$36,513
Deferred income tax expense	4,979	27,560	9,553	21,383
Total income tax expense	$41,492	$26,139	$55,986	$57,896

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye, increasing the corporate income tax rate from 20% to 25%. The new law applies to tax declarations filed from October 1, 2023 onwards and applies to earnings of corporations, commencing January 1, 2023.

The Company recognized income tax expense of $41.5 million for the three months ended September 30, 2023 compared to $26.1 million for three months ended September 30, 2022. The current income tax expense and deferred income tax expense for the three months ended September 30, 2023 primarily related to income from the Öksüt Mine and the impact of foreign exchange fluctuation on the deferred tax asset at the Mount Milligan Mine.

The Company recognized income tax expense of $56.0 million for the nine months ended September 30, 2023 compared to $57.9 million for the nine months ended September 30, 2022. The current income tax expense for the nine months ended September 30, 2023 primarily related to income from the Öksüt Mine, including a one-time income tax totalling $5.4 million levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022. The deferred income tax expense for the nine months ended September 30, 2023 primarily related to the increase in corporate income tax rate relating to the Öksüt Mine, and the impact of foreign exchange fluctuation on the deferred tax liability at the Öksüt Mine.
11. Shareholders' equity
a.Repurchases and cancellation of shares

NCIB

On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange to establish an NCIB program, under which Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float.

During the nine months ended September 30, 2023, the Company repurchased and cancelled 3,114,300 common shares, for the total consideration of $18.3 million at an average price of $5.89 (C$7.85) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the three and nine months ended September 30, 2023 included the impact of the cancellation of these common shares.

Transaction with Kyrgyzaltyn JSC

On April 4, 2022, Centerra entered into the Arrangement Agreement with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of Kumtor Gold Company CJSC (and consequently the Kumtor Mine), the purchase for

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes among the parties. On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs to effect the Transaction and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn.
b.Earnings (loss) per share

Computation for basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net earnings (loss)	$60,623	$(33,877)	$(52,510)	$52,874
Dilutive impact related to the PSU plan(1)	(1,645)	(2,648)	(2,779)	(4,826)
Diluted earnings (loss)	$58,978	$(36,525)	$(55,289)	$48,048

Basic weighted average common shares (in thousands)	216,342	245,866	217,767	280,191
Dilutive impact of stock options (in thousands)	117	—	—	435
Dilutive impact related to the RSU plan (in thousands)(2)	1,131	—	—	732
Dilutive impact related to the PSU plan (in thousands)(1)	1,192	1,170	1,192	1,170
Diluted weighted average common shares (in thousands)	218,782	247,036	218,959	282,528

Earnings (loss) per share:
Basic	$0.28	$(0.14)	$(0.24)	$0.19
Diluted	$0.27	$(0.15)	$(0.25)	$0.17
(1)Relates to the Company’s Performance Share Unit Plan.
(2)Relates to the Company’s Restricted Share Unit Plan.
For the three months ended September 30, 2023 and 2022, certain potentially anti-dilutive securities, including stock options, were excluded from the calculation of diluted earnings (loss) per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
RSUs and stock options excluded from earnings (loss) per share (in thousands)	729	990	1,722	201
c.Dividends

On October 31, 2023, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on November 15, 2023.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Supplemental cash flow disclosures
Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(Increase) decrease in amounts receivable	$(4,262)	$(7,485)	$9,162	$8,716
Decrease (increase) in inventory	17,566	4,123	40,699	(10,171)
Decrease (increase) in other current assets	1,770	(620)	4,695	4,368
Increase (decrease) in accounts payable and accrued liabilities	29,976	(8,494)	(36,916)	(40,718)
Decrease in income taxes payable	(2,226)	(98)	(2,645)	(6,705)
Changes in working capital	$42,824	$(12,574)	$14,995	$(44,510)
13. Commitments and contingencies
Commitments
As of September 30, 2023, the Company had entered into contracts to acquire PP&E totaling $9.8 million.
Contingencies
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
14. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton Nevada Splitter, LLC (“Waterton”)).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility (revolving credit facility where $398.1 million is available to be drawn upon), mitigating credit risk. The Company monitors its derivative position exposures on an ongoing basis.

	September 30, 2023	December 31, 2022
Derivative instrument assets
Current
Foreign exchange contracts	$572	$112
Fuel contracts	1,577	2,572
Gold contracts	1,880	—
Royal Gold deliverables(1)	48	1,410
Copper contracts	4,189	7,697
	8,266	11,791
Non-current
Foreign exchange contracts	205	633
Fuel contracts	245	444
Copper contracts	734	4,450
	1,184	5,527
Total derivative instrument assets	$9,450	$17,318

Derivative instrument liabilities
Current
Foreign exchange contracts	$6,988	$14,088
Fuel contracts	185	80
Royal Gold deliverables(1)	1,720	21
	8,893	14,189
Non-current
Foreign exchange contracts	1,865	4,575
Fuel contracts	52	13
	1,917	4,588
Total derivative instrument liabilities	$10,810	$18,777
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at September 30, 2023 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	Q4 2023	2024	2025	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$109/$122	$96/$108	N/A	Fixed	31,500
ULSD swap contracts	Barrels	$100	$99	$107	Fixed	91,200
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.27/$1.34	$1.29/$1.36	$1.32/$1.37	Fixed	393,000,000
US$/C$ forward contracts	CAD	$1.29	$1.33	$1.35	Fixed	278,000,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$4.88	$4.00/$5.06	N/A	Fixed	15,211,878
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2025.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2025.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings (loss):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(Decrease) increase in the fair value of derivative financial instruments	$(5,213)	$(22,271)	$7,147	$(21,657)
Reclassified to net earnings (loss)	(946)	3,597	(5,615)	12,710
(Decrease) increase in the fair value of derivative instruments included in OCI(1)	$(6,159)	$(18,674)	$1,532	$(8,947)
(1)Includes tax recovery of $1.7 million for three months ended September 30, 2023 (2022 - tax recovery of $5.7 million for three months) and $nil million for the nine months ended September 30, 2023 (2022 - tax recovery $2.1 million for nine months).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at September 30, 2023 are expected to settle by the end of the first quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Gold Options
Gold put option contracts	Ounces	Fixed	22,500
Royal Gold deliverables
Gold forward contracts	Ounces	Float	23,831
Copper forward contracts	Pounds	Float	3,142,000
(1)Total amounts expressed in the units identified.
Gold contracts
In the second quarter of 2023, the Company purchased gold put option contracts for the total premium of $2.8 million to manage the risk associated with movements of the London Bullion Market Association (“LBMA”) gold prices during an anticipated short-term period of concentrated gold ounces sales period as a result of the restart of the Öksüt Mine. The options allow full participation to the upside price movements in the gold price while protecting against downward movements in pricing. Derivatives were entered to hedge a portion of gold sales during the period from July to October 2023. There are 22,500 oz. of gold put option hedges remaining at an average put price of $1,939 per ounce. The options are priced against the average weekly LBMA price fixings. The Company records its option contracts at fair value using a market approach based on observable quoted market prices. Mark-to-market adjustments and realized gains are recorded in other non-operating (income) expenses.
Royal Gold deliverables

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants, to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders, collectively, the customers of the Mount Milligan Mine (the “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
b.Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at September 30, 2023 and December 31, 2022, are summarized as follows:

	September 30, 2023	December 31, 2022
Trade receivables prior to mark-to-market adjustment	$22,284	$29,624
Mark-to-market adjustment related to gold and copper concentrate sold	(2,848)	7,294
Mark-to-market adjustment related to molybdenum products sold	(50)	3,775
Provisionally-priced trade receivables	$19,386	$40,693
As at September 30, 2023 and December 31, 2022, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Copper	Pounds	14,990,038	17,439,697	3.74	3.81
Gold	Ounces	25,559	33,672	1,858	1,831
Molybdenum	Pounds	103,582	563,302	21.34	26.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to mark-to-market adjustment, the mark-to-market adjustments made during the period, and the fair value of provisionally-priced payables as at September 30, 2023 and December 31, 2022, are summarized as follows:

	September 30, 2023	December 31, 2022
Accounts payable prior to mark-to-market adjustment	$21,264	$28,453
Mark-to-market adjustment to molybdenum concentrate	(422)	35,743
Provisionally-priced accounts payable	$20,842	$64,196
As at September 30, 2023 and December 31, 2022, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Molybdenum	Pounds	1,670,028	3,308,436	22.05	31.00

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statements of financial position were as follows:

September 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$19,386	$—	$19,386
Marketable securities	2,920	—	—	2,920
Derivative financial instruments	—	9,450	—	9,450
	$2,920	$28,836	$—	$31,756

Financial liabilities
Provisionally-priced accounts payable	$—	$20,842	$—	$20,842
Derivative financial instruments	—	10,810	—	10,810
	$—	$31,652	$—	$31,652

December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$40,693	$—	$40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$830	$58,011	$—	$58,841

Financial liabilities
Provisionally-priced accounts payable	$—	$64,196	$—	$64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$—	$113,844	$—	$113,844
During the three and nine months ended September 30, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
Deferred milestone payment to Waterton
The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 16), was measured at fair value using the present value method at the date of acquisition. Subsequently, the carrying value of the deferred milestone payment was accreted to its stated amount using the effective interest rate method.
15. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended September 30, 2023
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$169,964	$106,279	$67,650	$343,893	$—	$343,893
Cost of sales
Production costs	39,205	80,439	67,157	186,801	—	186,801
Depreciation	19,954	21,436	1,147	42,537	—	42,537
Earnings (loss) from mine operations	$110,805	$4,404	$(654)	$114,555	$—	$114,555
Exploration and evaluation costs	422	2,877	2,532	5,831	13,689	19,520
Corporate administration	—	—	—	—	7,946	7,946
Care and maintenance	—	—	4,964	4,964	2,508	7,472
Reclamation recovery	—	—	(17,790)	(17,790)	(5,296)	(23,086)
Other operating expenses	—	2,351	488	2,839	—	2,839
Earnings (loss) from operations	$110,383	$(824)	$9,152	$118,711		$99,864
Other non-operating income					(7,840)	(7,840)
Finance costs					5,589	5,589
Earnings before income tax						$102,115
Income tax expense					41,492	41,492
Net earnings						$60,623
Additions to PP&E	$12,708	$9,235	$461	$22,404	$2,558	$24,962

Three months ended September 30, 2022
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$118,253	$60,760	$179,013	$—	$179,013
Cost of sales
Production costs	—	70,711	61,239	131,950	—	131,950
Depreciation	—	13,503	953	14,456	—	14,456
Earnings (loss) from mine operations	$—	$34,039	$(1,432)	$32,607	$—	$32,607
Exploration and evaluation costs	819	3,604	—	4,423	17,003	21,426
Corporate administration	—	—	—	—	11,683	11,683
Care and maintenance	—	—	4,818	4,818	3,348	8,166
Reclamation recovery	—	—	(7,678)	(7,678)	—	(7,678)
Other operating expenses	511	2,210	446	3,167	—	3,167
(Loss) earnings from operations	$(1,330)	$28,225	$982	$27,877		$(4,157)
Other non-operating expenses					699	699
Finance costs					2,882	2,882
Loss before income tax						$(7,738)
Income tax expense					26,139	26,139
Net loss						$(33,877)
Additions to PP&E	$4,041	$6,638	$546	$11,225	$508	$11,733

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Nine months ended September 30, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$190,896	$304,752	$259,292	$754,940	$—	$754,940
Cost of sales
Production costs	43,517	241,329	259,792	544,638	—	544,638
Depreciation, depletion and amortization	22,217	58,605	3,540	84,362	—	84,362
Earnings (loss) from mine operations	$125,162	$4,818	$(4,040)	$125,940	$—	$125,940
Exploration and evaluation costs	1,272	4,180	7,564	13,016	45,450	58,466
Corporate administration	—	—	—	—	33,170	33,170
Care and maintenance	—	—	14,001	14,001	7,959	21,960
Reclamation recovery	—	—	(10,462)	(10,462)	(5,296)	(15,758)
Other operating expenses	15,380	7,148	2,220	24,748	—	24,748
Earnings (loss) from operations	$108,510	$(6,510)	$(17,363)	$84,637		$3,354
Other non-operating income					(12,185)	(12,185)
Finance costs					12,063	12,063
Earnings before income tax						$3,476
Income tax expense					55,986	55,986
Net loss						(52,510)
Additions to PP&E	$23,437	$25,375	$565	49,377	$4,397	$53,774

Nine months ended September 30, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$351,320	$188,977	$641,890	$—	$641,890
Cost of sales
Production costs	21,142	199,144	196,240	416,526	—	416,526
Depreciation, depletion and amortization	12,576	63,436	3,872	79,884	—	79,884
Earnings (loss) from mine operations	$67,875	$88,740	$(11,135)	$145,480	$—	$145,480
Exploration and evaluation costs	2,497	10,113	—	12,610	30,425	43,035
Corporate administration	—	—	—	—	35,472	35,472
Care and maintenance	—	—	12,833	12,833	9,897	22,730
Reclamation recovery	—	—	(90,552)	(90,552)	—	(90,552)
Other operating expenses	726	8,292	1,269	10,287	—	10,287
Earnings from operations	$64,652	$70,335	$65,315	$200,302		$124,508
Other non-operating expenses					7,284	7,284
Finance costs					6,454	6,454
Earnings before income tax						$110,770
Income tax expense					57,896	57,896
Net earnings						52,874
Additions to PP&E(1)	$9,126	$34,641	$954	$44,721	$202,457	$247,178
(1)Corporate and other includes PP&E related to the acquisition of the Goldfield Project (note 16).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Acquisition of the Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC, owner of the Goldfield Project in Nevada, USA, from Waterton. Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2)The milestone payment was to become payable upon the earlier of: (i) the date that is 18 months following closing; (ii) Centerra making a construction decision with respect to the project; and, (iii) a change of control event. At the option of the Company, the deferred milestone payment was payable in cash or common shares of the Company. In September 2023, the Company disbursed the total amount of deferred milestone payment in cash as a result of meeting the condition (i) above.

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million, which were separately capitalized to the property, plant and equipment acquired.